UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

FLUX POWER HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

344057 104

(CUSIP Number)

Michael Johnson

985 Poinsettia Avenue, Suite A, Vista, California 92081

877-505-3589

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344057 104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Esenjay Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware limited liability company
Number of	7. Sole Voting Power	0
Shares Bene- ficially Owned	8. Shared Voting Power	184,240,647 (1)
by Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	184,240,647 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	184,240,647 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	67.5%(1)(2)
14.	Type of Reporting Person (See Instructions)	OO

(1) Includes warrants to purchase up to 8,983,333 shares of common stock which are exercisable within 60 days and convertible debt convertible into 15,333,333 shares of common stock under a certain Unrestricted and Open Line of Credit (“Line of Credit”), which are convertible within 60 days, so long as such conversion will not cause the Issuer to exceed the authorized number of shares of Common Stock of the Issuer.

(2) Based on 248,750,137 shares of common stock outstanding as of September 9, 2016.

CUSIP No. 344057 104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Michael Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of	7. Sole Voting Power	595,470 (1)
Shares Bene- ficially Owned	8. Shared Voting Power	184,240,647(2)
by Each Reporting	9. Sole Dispositive Power	595,470 (1)
Person With	10. Shared Dispositive Power	184,240,647 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	184,836,117 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	67.5%(1)(2)(3)
14.	Type of Reporting Person (See Instructions)	IN

(1) Includes options to purchase 595,470 shares of common stock which are exercisable within 60 days.

(2) Includes warrants to purchase up to 8,983,333 shares of common stock which are exercisable within 60 days and convertible debt convertible into 15,333,333 shares of common stock under the Line of Credit which are convertible within 60 days, so long as such conversion will not cause the Issuer to exceed the authorized number of shares of Common Stock of the Issuer.

(3) Based on 248,750,137 shares of common stock outstanding as of September 9, 2016.

AMENDMENT NO. 6 TO SCHEDULE 13D/A

Item 1. Security and Issuer

This Amendment No. 6 to Schedule 13D/A (this “Statement”) relates to shares of common stock, $0.001 par value of Flux Power Holdings, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 985 Poinsettia Avenue, Suite A, Vista, California 92081.

Item 2. Identity and Background

This statement is being filed on behalf of Esenjay Investments, LLC and Mr. Johnson (together referred to herein the “Reporting Person”):

1.	Esenjay Investments, LLC

(a)	Esenjay Investments, LLC is a limited liability company formed in Delaware (“Esenjay”).

(b)	Esenjay’s principal office is located at 500 North Water Street, Suite 1100, Corpus Christi, Texas 78401-0236.

(c)	Within the last five years, Esenjay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)

During the last five years, Esenjay has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Michael Johnson

(a)	Michael Johnson, an individual.

(b)	Mr. Johnson’s address is 985 Poinsettia Avenue, Suite A, Vista, California 92081.

(c)	Mr. Johnson was appointed as a Director of the Issuer on July 12, 2012. Mr. Johnson is also President and sole director of Esenjay Investments, LLC.

(d)	Within the last five years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Johnson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the private placement of up to 100,000,000 shares of common stock of Flux Power Holdings, Inc. (the “Issuer”), par value $0.001 (“Common Stock”) to selected accredited investors for an aggregate amount of $4,000,000, or $0.04 per share of Common Stock, on August 31, 2016, the Issuer entered into a Subscription Agreement with Esenjay Investments, LLC, Issuer’s controlling stockholder and principal credit line holder (“Esenjay”), pursuant to which Esenjay purchased and the Issuer issued an aggregate of 12,500,000 shares of Common Stock (the “Acquisition”), at $0.04 per share of Common Stock, in exchange for $500,000 in cash. On August 16, 2016, Esenjay purchased and the Issuer issued an aggregate of 10,000,000 shares of Common Stock, at $0.04 per share of Common Stock, in exchange for the settlement of debt owed to Esenjay by the Issuer’s wholly-owned subsidiary, Flux Power, Inc., in the amount of $400,000. On May 5, 2016, Esenjay purchased 6,250,000 shares of Common Stock, at $0.04 per share of Common Stock, for cash proceeds of $250,000 and purchased an aggregate of 33,750,000 shares of Common Stock, at $0.04 per share of Common Stock, in exchange for the settlement of debt owed to Esenjay by the Issuer’s wholly-owned subsidiary, Flux Power, Inc., in the amount of $1,350,000.

As a result of such acquisitions, Esenjay beneficially owns an aggregate of 184,240,647 shares of Common Stock, of which 15,333,333 shares are subject to certain conversion limitation pursuant to certain Side Letter dated April 15, 2016 (“Side Letter”). Under the Side Letter, Esenjay agreed to limit its right of conversion under the Unrestricted and Open Line of Credit to such number of Shares so that upon conversion, if any, it will not cause the Issuer to exceed the authorized number of shares of Common Stock of Issuer (“Conversion Limitation”). ☒ Mr. Johnson, by virtue of his ownership and control of Esenjay, is deemed to beneficially own 184,836,117 shares of Common Stock, of which 184,240,647 shares of Common Stock are directly beneficially owned by Esenjay and subject to the Conversion Limitation, and 595,470 shares of Common Stock represents Mr. Johnson’s right to acquire additional shares of Common Stock within sixty days upon exercise of his options. Beneficial ownership of 184,836,117 shares of Common Stock represents approximately 67.5% of such outstanding class of the Issuer’s securities. The percentage calculation is based on 248,750,137 shares of Common Stock outstanding as of September 9, 2016.

Item 4. Purpose of the Transaction

The Reporting Person acquired the Issuer’s shares of Common Stock for investment purpose.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, Esenjay beneficially owns an aggregate of 184,240,647 shares of Common Stock, of which 15,333,333 is subject to the Conversion Limitation. Mr. Johnson, by virtue of his ownership and control of Esenjay, is deemed to beneficially own 184,836,117 shares of Common Stock of which 184,240,647 shares of Common Stock are directly beneficially owned by Esenjay and subject to the Conversion Limitation; and 595,470 shares of Common Stock represents Mr. Johnson’s right to acquire shares of common stock of the Issuer within 60 days upon exercise of his options. Beneficial ownership of 184,836,117 shares of Common Stock represents approximately 67.5% of such outstanding class of the Issuer’s securities. The percentage calculation is based on 248,750,137 shares of Common Stock outstanding as of September 9, 2016.

(b)

The following table sets forth the number of shares of Common Stock as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Esenjay Investments, LLC	-	184,240,647	-	184,240,647
Michael Johnson	595,470	184,240,647	595,470	184,240,647

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety.

(d)

The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ESENJAY INVESTMENTS, LLC

/s/ Michael Johnson
Name:	Michael Johnson
Title:	President

Date:	September 9, 2016

MICHAEL JOHNSON

/s/ Michael Johnson
Name:	Michael Johnson
Date:	September 9, 2016